WAIVER AND AMENDMENT NO. 3 TO

LOAN AND SECURITY AGREEMENT

This Waiver and Amendment No. 3 to Loan and Security Agreement (this “Amendment”) dated as of July 27, 2005, is by and among LASALLE BANK NATIONAL ASSOCIATION, for itself as a lender, and as Agent (“Agent”) for the lenders (“Lenders”) from time to time party to the Loan Agreement (as defined below), the Lenders party hereto and APAC CUSTOMER SERVICES, INC. (“Borrower”).

Preliminary Statements

Agent, Lenders and Borrower are party to that certain Loan and Security Agreement dated as of June 2, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Loan Agreement.

Borrower is currently, or anticipates it will be in default under the Loan Agreement as a result of (i) breaches of the Tangible Net Worth and EBITDA covenants set forth in Sections 14(a), and (e) of the Loan Agreement for the periods ending on or prior to its fiscal quarter ending July 3, 2005 (the “Existing Defaults”).

Borrower has requested, among other things, that Agent and Lenders amend the Loan Agreement to provide for additional loan availability pursuant to Section 2(a), amend the financial covenants, allow for a restructuring of the business of Borrower and its Subsidiaries, and various other respects as set forth herein and Agent and Lenders are willing to do so on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Waiver. Subject to the conditions set forth herein, Agent and Lenders hereby waive the Existing Defaults. The foregoing waiver shall not constitute a waiver of any other Events of Default or any other breaches of the Loan Agreement, whether now existing or hereafter arising.

2. Amendment to Loan Agreement. In reliance on the representations and warranties set forth in Section 3 below and subject to the satisfaction of the conditions set forth in Section 4 below, the Loan Agreement is hereby amended as follows:

(a) The definition of “EBITDA in Section 1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

"EBITDA” shall mean, with respect to any period, Borrower’s and its Subsidiaries’ net income for such period, plus the sum (without duplication) of all amounts deducted in arriving at such net income amount in respect of (i) interest expense for such period, (ii) federal, state and local income taxes for such period, (iii) all amounts properly charged for depreciation of fixed assets and amortization of intangible assets (including, without limitation, goodwill, deferred expenses and organization costs) for such period, (iv) non-cash restructuring charges and non-cash asset impairment charges incurred during the period from July 1, 2005 through June 30, 2006 and not to exceed $5,000,000 in connection with the Restructuring, (v) restructuring charges not payable in cash within 30 days of such period and non-cash asset impairment charges incurred for such period, in each case with respect to periods beginning after June 30, 2006, and not to exceed (A) $1,250,000 for the six (6) month period from July 1, 2006 through the end of its Fiscal Year ending on or about December 31, 2006 and (B) $2,500,000 in any Fiscal Year thereafter, (vi) cash restructuring charges incurred during such period in connection with the Restructuring, not to exceed $11,000,000 from July 1, 2005 through June 30, 2006, and (vii) non-cash charges related to the expensing of options for Borrower’s common stock, all on a consolidated basis and minus the sum of any charges relating to restructuring charges when paid in cash that had been previously added back to EBITDA as a non cash charge.

(b) The definition of “Interest Period” in Section 1 of the Loan Agreement is hereby amended by replacing the reference to “subsection 4(a)(ii)” with “subsection 4(a)(i)(B)”.

(c) The following definitions are hereby added to Section 1 of the Loan Agreement in appropriate alphabetical order as follows:

"Exited Business” shall have the meaning ascribed to such term in the definition of “Restructuring”.

"Exited Business Assets” shall have the mean ascribed to such term in the definition of “Restructuring”.

"Initial Overadvance Letter of Credit” shall have the meaning set forth in Section 2(d) hereof.

"Overadvance Availability” shall have the meaning set forth in Section 2(d)(iii) hereof.

"Overadvance Facility” shall mean an amount requested by Borrower from time to time pursuant to an Overadvance Facility Request, 50% of which is comprised of Overadvance Availability and 50% of which is comprised of a reduction of the Excess Availability covenant set forth in Section 14(d) hereof to an amount less than $7,500,000; provided, that the aggregate Overadvance Facility shall not exceed $11,000,000. The initial usage of the Overadvance Facility shall be made available on July 27, 2005 (and an Overadvance Facility Request shall be deemed to have been made) in the amount of $3,000,000, comprised of $1,500,000 of Overadvance Availability and a reduction of the Excess Availability covenant set forth in Section 14(d) hereof by $1,500,000 to $6,000,000. The Overadvance Facility may be terminated by Borrower upon written notice to Agent upon increase of the Excess Availability covenant set forth in Section 14(d) hereof to $7,500,000 following written notice by Borrower to Agent, repayment of the Revolving Loans advanced with respect to the Overadvance Availability in accordance with the terms of this Agreement, and no Event of Default exists at such time or would be caused thereby. Once the Overadvance Facility is terminated, no further Overadvance Facility Requests may be made.

"Overadvance Facility Request” shall mean a written request by Borrower for an increase of the Overadvance Facility, which notice shall indicate the amount requested, the current balance of the Overadvance Availability after giving effect to such notice and the amount of the Excess Availability covenant set forth in Section 14(d) hereof after giving effect to such notice. Each Overadvance Facility Request shall be no less than $500,000 and in $500,000 increments above such amount. The Overadvance Facility Requests shall not aggregate more than $11,000,000.

"Overadvance Letter of Credit” shall mean the letter of credit issued on July 27, 2005 by Northern Trust Bank in the initial face amount of $5,500,000 to secure all outstanding amounts of the Overadvance Facility hereunder and any letter of credit issued pursuant to Section 2(d) in replacement of an Initial Overadvance Letter of Credit.

"Restructuring” shall mean the restructuring of Borrower’s business to effectuate the exit by Borrower from substantially all of its outbound customer acquisition business (the “Exited Business”) as more fully described in the Restructuring Plan presented to Agent on July 18, 2005 (the “Restructuring Plan”), such Restructuring to occur between July 1, 2005 and June 30, 2006. The Restructuring contemplates the termination of certain client relationships, the closing of certain customer interaction centers, the transfer of certain of Borrower’s assets from one customer interaction center to another and the sale of disposal or assets used in the Exited Business (the “Exited Business Assets”).

"Restructuring Plan” shall have the meaning set forth in the definition of “Restructuring”.

(d) The first paragraph of Section 2(a) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(a) Revolving Loans.

Subject to the terms and conditions of this Agreement and the Other Agreements to which an Obligor is a party, during the Original Term and any Renewal Term, so long as no Event of Default has occurred and is continuing, each Lender, severally and not jointly, agrees to make its Pro Rata Share of revolving loans and advances (the “Revolving Loans”) requested by Borrower up to such Lender’s Revolving Loan Commitment so long as after giving effect to such Revolving Loans, the sum of the aggregate unpaid principal balance of the Revolving Loans and the Letter of Credit Obligations does not exceed the sum of the following sublimits (the “Revolving Loan Limit”):

(i) eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith in the ordinary course of Borrower’s business) of Borrower’s Billed Eligible Accounts; plus

(ii) (A) seventy percent (70%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith in the ordinary course of Borrower’s business) of Borrower’s Unbilled Eligible Accounts or (B) Fourteen Million and No/100 Dollars ($14,000,000), whichever is less; plus

(iii) the least of (A) the face amount of the Overadvance Letter of Credit (or the amount of cash collateral held as a result of a drawing thereof), (B) 50% of the Overadvance Facility then in effect as requested by Borrower pursuant to Overadvance Facility Requests and (C) Five Million Five Hundred Thousand Dollars ($5,500,000) (the “Overadvance Availability”); minus

(iv) such reserves as Agent elects, in its sole discretion, determined in good faith, to establish from time to time (which amount shall include an amount reflecting unpaid payroll including payroll taxes which amount shall initially be $8,300,000);

provided, that the Revolving Loan Limit shall in no event exceed, as of any date, the least of (x) Twenty-Five Million and No/100 Dollars ($25,000,000) plus the amount of any portion of LaSalle’s initial Revolving Loan Commitment which is purchased as of such date by another Lender or Lenders, (y) the aggregate Revolving Loan Commitments in effect as of such date and (z) Forty Million and No/100 Dollars ($40,000,000) (such amount from time to time in effect, the “Maximum Revolving Loan Limit”); provided, further, that the Revolving Loan Limit shall be determined by reference to the most current borrowing base certificate delivered pursuant to Section 9(a) and such determination shall remain in effect until delivery of the next borrowing base certificate unless the Revolving Loan Limit is otherwise adjusted by Agent in its sole credit judgment determined in good faith as a result of Billed Eligible Accounts or Unbilled Eligible Accounts becoming ineligible prior to the delivery of the next borrowing base certificate or the establishment by Agent in its sole discretion, determined in good faith, of any reserves. For purposes hereof, Revolving Loans shall be deemed outstanding first with respect to the Overadvance Availability then in effect and then against the other availability provided in the Revolving Loan Limit. Agent shall provide prompt notice to Borrower when (i) any adjustment of the Revolving Loan Limit prior to the delivery of a borrowing base certificate pursuant to Section 9(a) is made and (ii) establishing any reserves.

(e) Subsection 2(b)(i) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

Repayment of Revolving Loans. The Revolving Loans and all other Liabilities shall be repaid on the last day of the Original Term or any Renewal Term if this Agreement is renewed pursuant to Section 10 hereof. Borrower may borrow, prepay and reborrow Revolving Loans in accordance with the terms of this Agreement; provided, that for purposes hereof, and except as otherwise provided herein, payments will be deemed applied to the Revolving Loans advanced with respect to the Overadvance Availability only after such payments have been applied to the other Revolving Loans and any other Liabilities then due and owing and payable in accordance with the terms of this Agreement. With respect to any prepayments of the Revolving Loans other than from Proceeds of Collateral pursuant to Section 8 hereof, such prepayments may be made without premium or penalty (but with any required breakage fees pursuant to Section 4(b)(iv)), upon at least three Business Days’ notice to Agent in the case of any LIBOR Rate Loans, or upon notice given to Agent not later than 1:00 P.M. (Chicago time) on the proposed date of prepayment in the case of any Prime Rate Loans, in each case, stating the proposed date, the types of Revolving Loans to be prepaid, the application of such prepayment among Revolving Loans and aggregate principal amount of the prepayment, and if such notice is given, Borrower shall, prepay the specified outstanding aggregate principal amount of the applicable Revolving Loans; provided that (i) no such prepayment of Revolving Loans advanced with respect to the Overadvance Availability may be made if Excess Availability is less than $7,500,000 immediately prior to and after such prepayment unless no other Revolving Loans or Liabilities are outstanding and (ii) the Overadvance Availability may not be reduced unless the Excess Availability covenant set forth in Section 14(d) hereof has been increased to at least $7,500,000 and no Event of Default exists at such time or would be caused thereby.

(f) Subsection 2(b)(ii) of the Loan Agreement is hereby amended by adding the following provision to the end of the last sentence thereof, as follows:

; provided that no such prepayment of Revolving Loans advanced with respect to the Overadvance Availability may be made if Excess Availability is less than $7,500,000 immediately prior to and after such prepayment unless no other Revolving Loans are outstanding.

(g) Section 2(d) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(d) Reduction or Termination of the Revolving Loan Commitments and the Overadvance Facility.

Subject to Section 10, Borrower may, upon at least thirty (30) Business Days’ notice to Agent with respect to a reduction in the Revolving Loan Commitment or five (5) Business Days’ notice with respect to a reduction in the Overadvance Availability (provided that the conditions to a reduction of the Overadvance Availability have been satisfied), permanently reduce in whole or in part the Revolving Loan Commitments to an amount not less than the then outstanding principal and outstanding accrued interest of the Revolving Loans or reduce in whole or in part the Overadvance Availability; provided, however, that (i) each partial reduction of the Revolving Loan Commitments shall be (A) in an aggregate amount of $1,000,000 or an integral multiple of $1,000,000 in excess thereof and (B) made ratably among the Lenders in accordance with their Revolving Loan Commitments and (ii) a permanent reduction of the Overadvance Availability may be made with or without reducing the Revolving Loan Commitments (at Borrower’s election) only if (A) the Excess Availability covenant set forth in Section 14(d) hereof has been increased to an amount not less that $7,500,000 pursuant to Section 14(d) hereof, (B) Excess Availability is at least $7,500,000 immediately prior to and after such reduction and (C) the notice provided by Borrower pursuant to this Section 2(d) identifies the proposed reduction as comprising a reduction of the Overadvance Availability. After any permanent reduction of the Overadvance Availability pursuant to this Section 2(d), the Borrower may replace the then outstanding Overadvance Letter of Credit (the “Initial Overadvance Letter of Credit”) with a replacement letter of credit, in form and substance satisfactory to Agent, in an outstanding amount equal to the value of the Initial Overadvance Letter of Credit minus the amount of such permanent reduction. Each time the Revolving Loan Commitments are reduced pursuant to this Section 2(d) to an amount in excess of zero, Borrower agrees to pay to Agent, for the benefit of Lenders, as a prepayment fee, an amount equal to (i) two percent (2%) of the amount such Revolving Loan Commitments were so reduced if such prepayment occurs two (2) years or more prior to the end of the Original Term, (ii) one and one-half percent (1.50%) of the amount such Revolving Loan Commitments were so reduced if such prepayment occurs less than two (2) years, but at least one (1) year prior to the end of the Original Term, or (iii) one half of one percent (0.50%) of the amount such Revolving Loan Commitments were so reduced if such prepayment occurs less than one (1) year prior to the end of the Original Term.

(h) Section 4(a) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(a) Interest Rate.

(i) Subject to the terms and conditions set forth below, the Revolving Loans (excluding Revolving Loans advanced with respect to the Overadvance Availability) shall bear interest at the per annum rate of interest set forth in subsection 4(a)(i)(A) or (B) or subsection 4(a)(iii) below:

(A) One and one-fourth of one percent (1.25%) per annum in excess of the Prime Rate in effect from time to time, payable on the last Business Day of each month in arrears for the month or portion thereof; provided, that at such time as the Excess Availability covenant set forth in Section 14(d) hereof has been increased to at least $7,500,000 and no Event of Default exists at such time or would be caused thereby, such rate of interest shall be reduced to one-fourth of one percent (0.25%) per annum in excess of the Prime Rate in effect from time to time and payable on the same terms as above. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate.

(B) Four hundred (400) basis points in excess of the LIBOR Rate for the applicable Interest Period, the LIBOR Rate to remain fixed for such Interest Period; provided, that at such time as the Excess Availability covenant set forth in Section 14(d) hereof has been increased to at least $7,500,000 and no Event of Default exists at such time or would be caused thereby, the LIBOR Rate of interest shall be reduced to three hundred (300) basis points in excess of the LIBOR Rate for the applicable Interest Period, such rate to remain fixed for such Interest Period. “Interest Period” shall mean any continuous period of one (1), two (2) or three (3) months, as selected from time to time by Borrower by irrevocable notice (in writing, by telecopy, telex, electronic mail or cable or by telephone as provided in Section 2 hereof) given to Agent not less than three (3) Business Days prior to the first day of each respective Interest Period; provided that: (A) each such period occurring after such initial period shall commence on the day on which the immediately preceding period expires; (B) the final Interest Period shall be such that its expiration occurs on or before the end of the Original Term or any Renewal Term; and (C) if for any reason Borrower shall fail to timely select a period, then such Revolving Loans shall continue as, or revert to, Prime Rate Loans. Said rate of interest shall be payable on the last Business Day of each month in arrears and on the last Business Day of such Interest Period.

(ii) Subject to the terms and conditions set forth below, the Revolving Loans advanced with respect to the Overadvance Availability shall bear interest at the per annum rate of interest set forth in subsection 4(a)(ii)(A)or (B) or subsection 4(a)(iii) below:

(A) the Prime Rate in effect from time to time, payable on the last Business Day of each month in arrears for the month or portion thereof. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate.

(B) One hundred and fifty (150) basis points in excess of the LIBOR Rate for the applicable Interest Period, such rate to remain fixed for such Interest Period.

(iii) Upon the occurrence and during the continuance of an Event of Default, all Revolving Loans shall bear interest at the rate of two percent (2.0%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year. Agent will provide prompt notice to Borrower after the increase of interest pursuant to this subsection 4(a)(iii).

For purposes hereof, Revolving Loans are deemed to be outstanding first against the Overadvance Availability and then against the remaining availability under Section 2(a) hereof.

(i) Clause (i) of Section 9(c) of the Loan Agreement is hereby amended and restated in its entirety as follows: “(i) no later than thirty (30) days after each fiscal month, copies of internally prepared financial statements including statements of income, retained earnings, cash flow and a statement of restructuring charges incurred with respect to the restructuring commenced in July, 2005 with a comparison to the plan of such restructuring delivered to Agent, certified by the Chief Financial Officer of Borrower, in each case subject to year-end adjustments and the absence of footnotes and”.

(j) Section 9(c) is hereby amended to add a new sentence at the end of such section, as follows:

“In addition to the foregoing, on a weekly basis, no later than Wednesday of each week, Borrower shall deliver to Agent a comparison of actual Revolving Loan borrowings and Revolving Loan availability pursuant to Section 2(a) hereof as compared to the Restructuring Plan for the previous week and on a bi-weekly basis, no later than Wednesday of the week following the end of such bi-weekly period, Borrower shall delivery to Agent a comparison of actual cash expenditures for restructuring charges as of the end of the previous bi-weekly period to the Restructuring Plan”.

(k) The last sentence of Section 10 is hereby amended and restated in its entirety as follows:

If, during the term of this Agreement, Borrower reduces the Revolving Loan Commitments of all Lenders to zero in accordance with Section 2(d) hereof and, as a result thereof, this Agreement is terminated, Borrower agrees to pay to Agent, for the benefit of Lenders, as a prepayment fee, in addition to the payment of all other Liabilities, an amount equal to (i) two percent (2%) of the Maximum Revolving Loan Limit then in effect if such prepayment occurs two (2) years or more prior to the end of the Original Term, (ii) one and one-half percent (1.50%) of the Maximum Revolving Loan Limit then in effect if such prepayment occurs less than two (2) years, but at least one (1) year prior to the end of the Original Term, or (iii) one half of one percent (0.50%) of the Maximum Revolving Loan Limit then in effect if such prepayment occurs less than one (1) year prior to the end of the Original Term; provided, however that the Borrower shall not be obligated to pay such prepayment fee if the Liabilities are prepaid and this Agreement terminated in connection with a refinancing by LaSalle or an affiliate of LaSalle or in the event that Borrower offers LaSalle the opportunity to match the terms of any proposed refinancing and LaSalle does not agree to propose a refinancing or restructuring (subject to credit committee approval of an actual commitment) matching all such terms in all materials respects by delivering a written proposal describing such terms within seven (7) Business Days of receipt by LaSalle of written notice from Borrower detailing all such proposed terms. In the event that LaSalle matches such terms in all material respects, prior to closing of the refinancing or restructuring by LaSalle, Borrower shall provided to LaSalle a copy of the proposal received by Borrower from another lender, and if such terms do not match those set forth in the notice from Borrower, LaSalle may at its option change its terms to be equal to the actual proposal. If LaSalle does not match the proposed terms in all materials respects prior to the refinancing by the new lender, Borrower will provide a copy of a commitment letter from such new lender and if the terms of such commitment letter do not match in all material respects (provided, that any difference in advance rates, pricing, commitment size, guaranties, fees or financial covenants shall be deemed material) the terms set forth in the notice from Borrower to LaSalle describing the proposed terms, the prepayment fee described above shall be due and payable upon such refinancing.

(l) The first sentence of Section 11(a) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

The financial statements and other written information (in each case, other than financial projections, and other forward-looking information) delivered by Borrower to Agent or any Lender at or prior to the date of this Agreement accurately reflect in all material respects the financial condition of Borrower as of the date hereof, and there has been no material adverse change in the financial condition, the operations, property, assets or prospects of Borrower since the date of the financial statements delivered to Agent with respect to the month ending July 3, 2005.

(m) Section 12(b)(i) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(i) Locations. Promptly (but in no event less than ten (10) days prior to the occurrence thereof) notify Agent of the proposed opening of any new place of business or new location of Collateral (other than any Collateral that is normally used in more than one state, any Collateral delivered to third parties for repair in the ordinary course and other Collateral with a fair market value of less than $50,000, in the aggregate), the closing of any existing place of business or location of Collateral ((other than in connection with the Restructuring to the extent identified in the Restructuring Plan) any Collateral that is normally used in more than one state, any Collateral delivered to third parties for repair in the ordinary course and other Collateral with a fair market value of less than $50,000, in the aggregate), any change of in the location of Borrower’s books, records and accounts (or copies thereof), the opening or closing of any post office box to which payments on Borrower’s Accounts are sent or the opening or closing of any bank account, which notice shall constitute Borrower’s authorization to amend Exhibit A to include such place of business or location.

(n) Section 12 (g) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(g) Use of Proceeds.

All proceeds of the Revolving Loans received by Borrower and issuances of Letters of Credit hereunder shall be used solely for (i) refinancing existing indebtedness, (ii) for general corporate or business purposes of Borrower (including the Restructuring) and (iii) Investments by Borrower in Subsidiaries to the extent permitted by Section 13(f).

(o) Section 12 of the Loan Agreement is hereby amended to add a new subsection (l) as follows:

(l) Consultant.

Borrower shall employ a consultant acceptable to Agent in its sole discretion, determined in good faith, in connection with the Restructuring through at least September 30, 2005. The scope of engagement of the consultant shall be satisfactory to Agent and Borrower and shall at a minimum include monitoring compliance with the Restructuring Plan.

(p) Clause (iii) of Section 13(d) of the Loan Agreement is hereby amended and restated in its entirety, as follows: “(iii) sell, lease or otherwise dispose of any of its assets other than the sale of the Exited Business Assets in accordance with the Restructuring Plan and otherwise in the ordinary course of business;”.

(q) Section 13(f) of the Loan Agreement is hereby amended to add a new clause (v) at the end of such section, as follows: “and (v) the guaranty by Theodore G. Schwartz of the Liabilities comprising the Overadvance Availability, supported by a letter of credit, each delivered to Agent on or about July 27, 2005”.

(r) Section 14(a) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(a) Tangible Net Worth.

Borrower’s Tangible Net Worth shall not as of the last day of each fiscal quarter of Borrower (beginning with the fiscal quarter ending on or about March 31, 2006) be less than the Minimum Tangible Net Worth; “Minimum Tangible Net Worth” being defined for purposes of this subsection as (i) for the fiscal quarter ending on or about March 31, 2006, the Tangible Net Worth of the Borrower as of Borrower’s fiscal quarter ending on or about December 31, 2005, as reflected in the financial statements of the Borrower delivered to the Agent pursuant to Section 9(c), and (ii) for each other fiscal quarter of Borrower, the Minimum Tangible Net Worth during the immediately preceding fiscal quarter of Borrower plus fifty percent (50%) of Borrower’s positive net income for such fiscal quarter as reflected on Borrower’s financial statements delivered pursuant to Section 9(c) for such fiscal quarter; and “Tangible Net Worth” being defined for purposes of this subsection as of any particular date, the difference between (a) total shareholders equity, minus (b) the value of Borrower’s unamortized debt discount and expense, prepaid expenses, deposits, unamortized deferred charges (including deferred income tax assets with a maximum limit of up to Twelve Million and No/100 Dollars ($12,000,000.00)), goodwill, organization costs, noncompetition agreements, patents, copyrights, trademarks and other intangible items, all as determined in accordance with generally accepted accounting principles applied on a basis consistent with the financial statement dated April 3, 2005 except as set forth herein;

(s) Section 14(b) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(b) Interest Coverage

Borrower shall not permit the ratio of (x) EBITDA for the applicable period minus Capital Expenditures for the applicable period to (y) interest expense (determined in accordance with generally accepted accounting principles) for the applicable period of Borrower and its Subsidiaries to be less than (i) 1.25 to 1.0 for the one (1) fiscal quarter period ending on or about December 31, 2005, (ii) 2.0 to 1.0 for the two (2) fiscal quarter period ending March 31, 2006, (iii) 2.0 to 1.0 for the three (3) fiscal quarter period ending on or about June 30, 2006 and (iv) 2.0 to 1.0 for each four (4) fiscal quarter period ending on the last day of each fiscal quarter of Borrower thereafter.

(t) Section 14(c) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(c)	Capital Expenditure Limitations

With respect to Borrower’s fiscal quarters ending on or about June 30, 2005, September 30, 2005 and December 31, 2005 only, Borrower and its Subsidiaries shall not have made Capital Expenditures during the period comprising such fiscal quarter in excess of the amounts set forth below:

Fiscal Quarter	Maximum Capital Expenditures
Ending on or about June 30, 2005	$3,000,000

Ending on or about September 30, 2005	$2,200,000

Ending on or about December 31, 2005	$1,000,000

(u) Section 14(d) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(d) Excess Availability.

Borrower shall maintain at all times Excess Availability of $7,500,000; provided that such amount shall be automatically reduced by 50% of the amount of any Overadvance Facility requested by Borrower pursuant to an Overadvance Facility Request, but shall in no event be less than $2,000,000. Once the Excess Availability has been reduced it may be restored, upon written notice to Agent from Borrower, so long as no Event of Default exists or would occur as a result thereof.

(v) Section 14(e) of the Loan Agreement is hereby amended and restated in its entirety, as follows:

(e) EBITDA

Borrower shall not permit EBITDA to be less than the following amounts during the corresponding periods:

Period	Minimum EBITDA

3 fiscal month period ending on or about September 30, 2005	-$2,750,000

1 fiscal month period ending on or about October 31, 2005	$800,000

2 fiscal month period ending on or about November 30, 2005	$1,400,000

3 fiscal month period ending on or about December 31, 2005	$2,000,000

4 fiscal month period ending on or about January 31, 2006	$3,000,000

5 fiscal month period ending on or about February 28, 2006	$4,000,000

6 fiscal month period ending on or about March 31, 2006	$5,000,000

7 fiscal month period ending on or about April 30, 2006	$5,800,000

8 fiscal month period ending on or about May 31, 2006	$6,600,000

9 fiscal month period ending on or about June 30, 2006	$7,500,000

10 fiscal month period ending on or about July 31, 2006	$8,300,000

11 fiscal month period ending on or about August 31, 2006	$9,100,000

12 fiscal month period ending on or about September 30, 2006	$10,000,000

Each 12 fiscal month period ending on the last day of each fiscal month thereafter	$10,000,000

(w) Section 14 of the Loan Agreement is hereby amended to add a new Section 14(f) as follows:

(f) Restructuring Charges.

Borrower shall not incur cash restructuring charges in connection with the Restructuring in an amount in excess of $11,000,000 in the aggregate during the period from July 1, 2005 through June 30, 2006.

(x) Section 15(e) of the Loan Agreement is hereby amended and restated in its entirety as follows:

(e) Loss of Collateral.

The loss, theft, damage or destruction of, or (except as permitted hereby (including the sale of Exited Business Assets), or as permitted by the Security Agreement) the sale, lease or furnishing under a contract of service of any of the Collateral except for any loss, theft damage or destruction that could not reasonably be expected to have a Material Adverse Effect on Borrower or Borrower and its Subsidiaries taken as a whole.

3. Representations and Warranties of Borrower. Borrower represents and warrants that, as of the date hereof:

(a) The execution, delivery and performance by Borrower of this Amendment, are within the organizational power of Borrower, have been duly authorized by all necessary action, have received all necessary governmental approval (if any shall be required), other than approvals which could not reasonably be expected to have a Material Adverse Effect on Borrower, and do not and will not contravene or conflict with any provision of law applicable to Borrower, the articles of incorporation, by-laws or any other organizational document of Borrower, any order, judgment or decree of any court or governmental agency, or any agreement, instrument or document binding upon Borrower or any property of Borrower, in each case, which contravention or conflict could reasonably be expected to have a Material Adverse Effect on Borrower;

(b) Each of the Loan Agreement, as amended by this Amendment and the Other Agreements to which Borrower is a party are the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency or other laws related to enforcement of creditor’s rights generally and general principals of equity related to enforcement;

(c) No Event of Default (other than the Existing Defaults) or event or condition which upon notice, lapse of time or both would constitute an Event of Default (other than the Existing Defaults) has occurred and is continuing; and

(d) After giving effect to the amendments set forth herein, the representations and warranties of the Borrower contained in the Loan Agreement and the Other Agreements are true and accurate as of the date hereof with the same force and effect as if such had been made on and as of the date hereof, except for those specific to a past date (which shall be true and correct as of such past date).

4. Conditions Precedent. The effectiveness of this Amendment is subject to the satisfaction of the following condition precedent:

(a) Agent shall have received this Amendment executed by Borrower, Agent and LaSalle Bank National Association;

(b) Agent shall have received the Initial Overadvance Letter of Credit in form and substance satisfactory acceptable to Agent and in an amount not less than $5,500,000, such Overadvance Letter of Credit to be delivered to the attention of Andrew Heinz at LaSalle Bank National Association, 135 South LaSalle Street, suite 425, Chicago, Illinois 60603,

(c) Agent shall have received the Consent and Reaffirmation executed by each Obligor (other than the Borrower);

(d) Borrower shall have paid an amendment fee of $55,000;

(e) Agent shall have received a fully executed Amended and Restated Fee Letter; and

(f) All proceedings taken in connection with this Amendment and all documents, instruments and other legal matters incident thereto shall be satisfactory to Agent and its legal counsel such acceptance to be evidenced by Agent’s execution hereof; and

5. No Novation. This Amendment is not intended to nor shall be construed to create a novation or accord and satisfaction with respect to any of the Liabilities.

6. Release. Borrower and each Obligor hereby absolutely and unconditionally releases and forever discharges Agent and Lenders, and any and all participants, parent corporations, subsidiary corporations, affiliated corporations, insurers, indemnitors, successors and assigns thereof, together with all of the present and former directors, officers, agents and employees of any of the foregoing, from any and all claims, demands or causes of action of any kind, nature or description, whether arising in law or equity or upon contract or tort or under any state or federal law or otherwise, which Borrower has had, now has or has made claim to have against any such person for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date of this Amendment, whether such claims, demands and causes of action are matured or unmatured or known or unknown.

7. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

8. Ratification. Except as expressly waived and modified hereby, the Loan Agreement and the Other Agreements are each hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the respective terms thereof. Agent and Lenders willingness to provide the waivers herein and agree to the amendments herein shall not be deemed to indicate or require Agent’s or Lenders’ willingness to agree to any deviation from the terms of the Loan Agreement (as modified hereby) in the future.

9. Choice of Law. This Amendment shall be governed and controlled by the laws of the State of Illinois as to interpretation, enforcement, validity, construction, effect and in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed under seal and delivered by their respective duly authorized officers on the date first written above.

LASALLE BANK NATIONAL ASSOCIATION, as Agent and a Lender By/S/Douglas Colletti/S/

Its Senior Vice President

APAC CUSTOMER SERVICES, INC., as Borrower By /S/Marc Tanenberg/S/

Its Senior Vice President and Chief Financial Officer